UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On September 26, 2012, Cencosud S.A. (“Cencosud” or the “Company”) issued a press release (attached hereto as an exhibit) announcing the successful auction of 2,018,975 shares of common stock of the Company at a price per share of 2,840 Chilean Pesos. Such shares account for the remaining shares not placed in the Company’s preemptive rights offering that closed on July 21, 2012.

This report on Form 6-K contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations, or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodelings; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Daniel Rodriguez Cofré
	Name:	Daniel Rodriguez Cofré
	Title:	CEO

Date: September 27, 2012

Cencosud successfully completes auction of more than 2 million shares of common stock

Santiago, Chile, September 26, 2012. – Cencosud announced today, that it auctioned a total of 2,018,975 shares of common stock on the Santiago Stock Exchange (Bolsa de Santiago) at a price of Ch$2,840 per share.

Such shares represent the remaining shares not placed in the recent preemptive rights offering, which was completed in July 2012 in connection with Cencosud’s capital increase.

On August 8, 2012, J.P. Morgan Securities LLC and UBS Securities LLC, as representatives of the underwriters in the equity offering that closed on June 26, 2012, agreed to waive the six-month lock-up restrictions on the offer and sale of shares of common stock remaining from the preemptive rights offering.

Santander Corredora de Bolsa acted as the broker in charge of the auction.

Cencosud also announced that after the completion of the auction today, it has placed 100% of the shares in respect of its recent capital increase pursuant to which Cencosud sold a total of 243,000,000 shares and received a total of Ch$ 632,987,359,315 in proceeds in transactions on the Santiago Stock Exchange and the New York Stock Exchange.

Cencosud S.A., is a leading company in the Latin-American retail industry, with operations in Argentina, Brazil, Chile, Colombia y Peru. Cencosud currently operates 726 hypermarket and supermarkets, 81 home improvement stores, 25 shopping centers and 74 department stores, directly employing over 140,000 people.

Contact

Andrea Brajovic

Chief of Communications Cencosud

Tel: +562 959 0024

Cel: +569 9240 4016

Andrea.Brajovic@cencosud.cl

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